SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 23, 2008

__________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

__________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated January 15, 2008 announcing that STMicroelectronics appoints new Senior Executives.

PRESS RELEASE

COMMUNIQUE DE PRESSE

COMMUNICATO STAMPA

PRESSEINFORMATION

PR No. C2557C

STMicroelectronics Appoints New Senior Executives

Strong Team Steps Up to Meet Changing Dynamics

Geneva, January 15, 2008 – STMicroelectronics announced today the appointment of new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti. The adjustments meet the evolution of the industry and anticipate the retirement, at the end of Q1, of Company veterans Enrico Villa, Executive Vice President, Director of Europe Region, and Vice President External Technological Co-ordination; and Laurent Bosson, Executive Vice President, Front-End Technology and Manufacturing.

Orio Bellezza, most recently the Assistant General Manager of Front-End Technology and Manufacturing, is promoted to Executive Vice President and steps up to the role of General Manager, Front-End Manufacturing.

Jean-Marc Chery, former General Manager of Front- and Back-End Manufacturing operations in Asia-Pacific, is promoted to Executive Vice President and steps into the newly created post of Chief Technology Officer.

Executive Vice President Andrea Cuomo, who’d previously held corporate strategic marketing and key-account sales responsibilities, and most recently served as Chief Strategic Officer, will step in as General Manager of ST’s Europe Region while keeping his responsibility for the Advanced System Technology organization.

Loïc Lietar, previously Group Vice President, Strategies is promoted to Corporate Vice President, Corporate Business Development. In this function, he will also be responsible for producing corporate Market Intelligence and Research and building and maintaining third-party technology relationships in the role of External Technology Coordinator.

Pierre Ollivier, most recently ST Corporate Counsel, is promoted to Corporate Vice President and General Counsel, responsible for all legal matters and the management and valorization of ST’s valuable Intellectual Property.

ST also announced the hiring and appointment of Alisia Grenville. She joins ST in the newly created position of Corporate Vice President, Chief Compliance Officer and in this role will maintain relations with stock exchange-related regulatory bodies on all compliance issues. Grenville will also be in charge of the Executive Secretariat of the Supervisory Board, will perform the Company’s Internal Audits and will chair the Company’s Ethics Committee. With substantial experience in corporate governance, regulatory requirements and compliance,

Grenville comes to ST from biotechnology leader Serono SA, where she served as Europe and International Compliance Officer.

All the above appointments are effective immediately.

Retiring Executive Vice President for Front-End Technology and Manufacturing, Laurent Bosson spent 24 years with ST and its parent companies, mostly in senior roles managing large sites and organizations. His dedication, commitment and hard work have been visible throughout ST’s manufacturing and research sites and he has served as a role model for management commitment and excellence.

Enrico Villa, who is retiring from his position as Executive Vice President and General Manager of ST’s Europe Region, has spent more than 40 years with ST and its parent companies. In addition to playing a key role in organizing the merger of SGS Microelettronica and Thomson Semiconducteurs and in the integration of the French and Italian cultures, Villa’s efforts also ensured a high-quality representation of the Company at the highest level of the European administrations and with many of the Company’s top accounts.

The experienced new members of the Company’s management bring a wealth of knowledge and skill, accumulated both within ST and outside. They also bring deep awareness of the market and the semiconductor arena, enthusiasm, energy and a fresh determination to succeed. These qualities ensure a smooth transition and an enhanced progression towards new successes for the Company. ST’s creation of new executive functions was made to ensure top emphasis on technology development, as well as support for the Company in key roles such as corporate governance, regulatory requirements and compliance, intellectual property, and all legal matters.

Orio Bellezza was born in Bergamo (Italy) in 1959. He graduated with a Doctorate with honors in Theoretical Chemical-Physics from Milan University in 1983. Bellezza joined a precursor company to STMicroelectronics in 1984 as a process engineer, and has helped ST build and launch several wafer fabs including the Company’s R1 R&D facility and its R2, where generations of non-volatile memory and smart-power technologies were developed. In January 2008, Bellezza earned a promotion to the post of Executive Vice-President, General Manager, Front-End Manufacturing.

Jean-Marc Chery was born in Orleans, France, in 1960 and graduated from the National Superior School for Engineering, ENSAM France in 1984. Chery joined the Discrete Division of Thomson Semiconducteurs in 1986 and, early in 2001, he joined ST’s Central Front-End Manufacturing organization as General Manager of the Rousset 8” (200mm) plant orchestrating the expansion of 8” production. Chery later moved to Singapore, where he led ST’s 6” wafer restructuring and managed ST’s Asia-Pacific fabs, the largest high-capacity fabs in the Company. In January 2008, Chery was promoted to Executive Vice President, Chief Technology Officer.

Alisia Grenville was born in Montreal, Canada in 1967. She earned a degree in French and Italian from Queen’s University in Kingston, Ontario and a bachelor in law (LLB) from the University of Sussex. Grenville has worked in top-tier law firms specializing in bank finance, capital markets and M&A transactions, as well as governance, and joined ST in Dec 2007 as

Chief Compliance Officer, responsible for relations with all Regulatory Bodies on all compliance issues. Grenville is also Executive Secretary of the Supervisory Board; performs the Company’s Internal Audits and chairs ST’s Ethics Committee.

Loïc Lietar was born in Paris, France, in 1962. He earned an engineering degree from the Ecole Polytechnique, a Microelectronics degree from Orsay University and he holds an MBA from Columbia University. Lietar joined Thomson Semiconducteurs, a predecessor company to STMicroelectronics in 1985 as an analog IC designer and held several positions in R&D management and marketing in Milan, Paris and Singapore before being appointed Director of Advanced System Technologies US Labs, based in San Diego. In January 2008, Lietar was appointed Corporate Vice President Corporate Business Development.

Pierre Ollivier was born in 1955 in London (UK) and obtained his Law Degree at Caen University in 1976 and a postgraduate degree in International Business law at Paris 1 University in 1978. Following a stint working on M&A litigation and corporate restructuring at the predecessor company to Clifford Chance, Ollivier joined a predecessor company to ST in 1984 and became general counsel of STMicroelectronics in 1990. Ollivier is now Corporate Vice President and General Counsel.

For more information about the promoted executives and all of ST’s management team, see ST’s executive biographies at www.st.com/stonline/company/executiv/executiv.htm.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on STMicroelectronics can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Stanley March

Group Vice President, Investor Relations

Tel: +1.212.821.89.39

Fax: +1.212.821.89.23

stan.march@st.com

MEDIA RELATIONS:

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

STMicroelectronics

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: January 23, 2008		By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer